

March 2, 2021

Brenton L. Saunders
Chairman of the Board of Directors
Vesper Healthcare Acquisition Corp.
1819 West Avenue
Bay 2
Miami Beach, FL 33139

> **Re: Vesper Healthcare Acquisition Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed February 11, 2021**
> **File No. 001-39565**

Dear Mr. Saunders:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Background of the Business Combination, page 146

1.   We note your response to comment 8. Please disclose the number of potential target businesses that were contacted, at what point these potential alternatives were eliminated from consideration and the bases for your determination that HydraFacial was the most attractive business combination target.

The Company's Board of Directors' Reasons for the Approval of the Business Combination, page 153

2.   Please expand your discussion to describe your analyses that led to your conclusion that the aggregate Merger Consideration reflects an attractive valuation relative to publicly listed companies with certain characteristics comparable to HydraFacial. As part of this discussion, identify the companies included in your analysis and compare HydraFacial's

end market, growth strategies, financial performance, projected growth rate, gross margins and projected profitability. Additionally, describe other financial analyses performed such as discounted cash flow analyses and/or comparable transaction analyses. If such analyses were not performed, please disclose this information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew R. Brownstein